SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: July 8, 2004

Securities Authority	Tel-Aviv Stock Exchange Ltd.	Companies Registrar
22 Kanfei Nesharim St	54 Ehad Ha'am St	97 Yafo St
Jerusalem	Tel-Aviv	Jerusalem
Fax: 02 6513940	Fax: 03 5105379	Fax: 02 247874

Dear Sir / Madam,

RE: IMMEDIATE REPORT

RoboGroup T.E.K. Ltd. (the “Company”) announced today that it has signed an agreement with Yaskawa Electric Corporation (“YEC”), a leading Japanese industrial company, to supply an e-learning system, including a learning management system, as well as custom e-learning content. The Company and YEC each hold a 50% stake in the subsidiary Yaskawa Eshed Technology Ltd. (“YET”).

The sale price for the e-learning system is $750,000 and it will be supplied to YEC within the next few quarters. The system was developed to assist YEC with its training program for its products.

The Company views this agreement as an important milestone in penetrating the industrial arena and hopes to leverage this success into future contracts.

RoboGroup T.E.K. Ltd.